Filed Pursuant to Rule 424(b)(3)
Registration No. 333-287605
Prospectus Supplement No. 5
(to prospectus dated May 29, 2025)
245,062,407 Shares
Galaxy Digital Inc.
Class A common stock
This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated May 29, 2025, as supplemented by Prospectus Supplements No. 1, dated June 12, 2025, No. 2, dated July 29, 2025, No. 3, dated August 5, 2025 and No. 4, dated August 11, 2025 (the “Prospectus”), which forms part of our registration statement on Form S-1 (No. 333-287605) with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling stockholders named in the Prospectus (the “Selling Stockholders”) of up to 245,062,407 shares (the “Resale Shares”) of Class A common stock, par value $0.001 per share (“Class A common stock”), of Galaxy Digital Inc. (“GDI”), consisting of (i) 213,112,343 shares of Class A common stock issuable upon redemption or exchange of an equivalent number of limited partnership units (the “LP Units”) of Galaxy Digital Holdings LP (“GDH LP”), (ii) up to 2,750,000 shares of Class A common stock held by certain selling stockholders as of the date hereof, (iii) up to 16,562,570 shares of Class A common stock issuable upon exchange of the 3.00% Exchangeable Senior Notes due 2026 issued by GDH LP (the “2026 Exchangeable Notes”) and (iv) up to 12,637,494 shares of Class A common stock issuable upon the exchange of the 2.500% Exchangeable Senior Notes due 2029 issued by GDH LP (the “2029 Exchangeable Notes” and, together with the 2026 Exchangeable Notes, the “Exchangeable Notes”).
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.
Our Class A common stock is listed on the Nasdaq Global Select Market (“Nasdaq”) and the Toronto Stock Exchange (the “TSX”) under the symbol “GLXY.” On August 14, 2025 the last reported sale price of our Class A common stock on Nasdaq was $28.57 per share.
Sales of a substantial number of shares of our Class A common stock in the public market, including any sales by the Selling Stockholders, could occur at any time. These sales, or the perception that such sales may occur, could have a significant negative impact on the trading price of our Class A common stock.
We are a holding company and, as a result of the Reorganization Transactions (a series of transactions described further elsewhere in our Prospectus), our principal assets are our direct ownership of (i) certain LP Units, which entitle us to a corresponding percentage ownership of the economic interest in GDH LP (and as a result, Galaxy’s business), and (ii) all of the general partnership interests of GDH LP, which entitles us to operate and control all of the business and affairs of GDH LP as its sole general partner, and, through GDH LP and its subsidiaries, to conduct all of Galaxy’s business. As of June 30, 2025, we owned 45.52% of the total economic interest in GDH LP. The remaining economic interest in GDH LP is owned by entities controlled by Michael Novogratz, our Chief Executive Officer and Founder (our “Founder”), and certain other limited partners of GDH LP, in each case, through their respective ownership of LP Units.
Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 12 of the Prospectus.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus supplement dated August 15, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): August 15, 2025

Galaxy Digital Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-42655	87-0836313
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Vesey Street New York, NY	10282
(Address of principal executive offices)	(Zip Code)
(212) 390-9216
(Registrant’s telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.001 Par Value	GLXY	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On August 15, 2025, Galaxy Helios I LLC (“Galaxy Helios I”), a Delaware limited liability company and affiliate of Galaxy Digital Inc., a Delaware corporation (“Galaxy Digital”), entered into a Credit Agreement (the “Credit Agreement”) by and among Galaxy Helios I, as borrower, Deutsche Bank AG, New York Branch, as initial lender, and GLAS USA LLC, in its capacity as administrative agent and collateral agent for the secured parties. The proceeds of the loans extended under the Credit Agreement will be used to finance the development and construction of a data center located in Dickens County, Texas (the “Project”), to pay for certain financing expenses and other expenses related to the Project, and to pay a one-time dividend to Galaxy Digital on the closing date to partially repay prior equity funding towards the Project.
The Credit Agreement provides for a $1,400,000,000 senior secured term loan facility.
Commitments under the Credit Agreement will mature on August 15, 2028, unless otherwise earlier terminated pursuant to the terms of the Credit Agreement. Galaxy Helios I may repay amounts borrowed and/or terminate the commitments under the Credit Agreement (in whole or part) at any time subject to the payment of a Prepayment Premium (as defined in the Credit Agreement).
Borrowings under the Credit Agreement will bear interest based upon the applicable benchmark rate, plus a margin. As described in the Credit Agreement, the benchmark rate consists of one month Term SOFR, with a floor of 250 basis points, and the applicable margin is 4.75%. The Credit Agreement also includes additional ancillary fees, including upfront fees, undrawn fees and termination fees.
The obligations under the Credit Agreement are secured by all assets of Galaxy Helios I and the equity interests in Galaxy Helios I. The obligations under the Credit Agreement are not secured by any assets of Galaxy Digital. Galaxy Digital Holdings LP provided customary completion and limited recourse carve-out guarantees.
Subject to customary exceptions, the Credit Agreement contains certain limitations on the ability of Galaxy Helios I to engage in certain activities, including incurring indebtedness and liens, making investments, entering into affiliate transactions and undergoing fundamental changes. The Credit Agreement also contains a financial maintenance covenant, requiring Galaxy Helios I to maintain a minimum debt service coverage ratio of 1.40 beginning with the first full quarter after Stabilization (as defined in the Credit Agreement) and a maximum loan to cost ratio of 80% on the closing date and each fiscal quarter thereafter until Stabilization (as defined in the Credit Agreement).
The Credit Agreement contains customary events of default, including, without limitation, payment defaults, covenant defaults, breaches of certain representations and warranties, cross defaults to certain indebtedness, certain events of bankruptcy and insolvency, certain judgments, change of control, certain ERISA events, the termination of certain contracts, the misuse of funds and the invalidity of the loan documents.
The lenders and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research and principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Some of the lenders and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Parent or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.
The foregoing description of the Credit Agreement is not complete and is qualified in its entirety by reference to the full text of the Credit Agreement.
Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure set forth in Item 1.01 of this Current Report on Form 8-K is also responsive to Item 2.03 of this Current Report on Form 8-K and is incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GALAXY DIGITAL INC.

Date: August 15, 2025	By:	/s/ Anthony Paquette
Anthony Paquette
Chief Financial Officer